U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           BURGER KING WORLDWIDE, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

CtW INVESTMENT GROUP


April 21, 2014

Please WITHHOLD support for the re-election of Directors Alexandre Behring and Carlos Alberto Sicupira and vote AGAINST the "Say-on-Pay" proposal at Burger King Worldwide, Inc. (NYSE: BKW) Annual Meeting on May 15, 2014.

Dear Burger King Worldwide shareholder:

We urge you to WITHHOLD support for support for Compensation Committee members Alexandre Behering and Carlos Albert Sicupira, and to VOTE NO on the Advisory Vote To Approve Executive Compensation ("Say-on-Pay") at the Burger King Worldwide, Inc. (NYSE: BKW) Annual Meeting on May 15, 2014. While BKW is still a controlled company with roughly 70% of shares owned by the private equity firm 3G Capital Partners, Ltd. ("3G"), its inclusion in broadly used indices such as the Russell 3000 exposes numerous non-insider shareholders to the costs and risks of the company's unbalanced human capital management practices. Moreover, it seems prudent for public shareholders to anticipate that 3G will in the future sell off its position, making it all the more important that BKW address the deficiencies of its corporate governance practices now. Our concerns include:

  - The Compensation Committee now has only two members, neither of whom should be viewed as independent.
  - The Compensation Committee has made numerous exceptions to the terms of its established programs, increasing the size and moving forward the payouts received by executives who left the company in late
    2013 or early 2014.
  - The Committee has, without explanation, doubled the options it provides to executives participating in the Bonus Matching Award Program.
  - The Committee annually grants large discretionary equity awards to executives without explaining the rationale for these awards or providing any insight into how the size of these equity grants is determined.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management, and are substantial holders of Burger King Worldwide, Inc.

COMPENSATION COMMITTEE LACKS INDEPENDENCE

Following Marcel Herrmann Telles' departure from the board last June, the Compensation Committee is now comprised solely of Chairman Behring and Director Sicupira, both of whom are founding partners of 3G Capital Partners, Ltd. We are concerned not only by the decisions taken in 2013 (and described below) to grant departing executives lucrative exceptions to the established rules of BKW's executive pay programs, but also by the dearth of explanation for the sizes and increases in the discretionary equity awards granted to senior executives. Since these awards will not vest for several years, the consequences of excessive and poorly designed awards may fall primarily on public shareholders - if 3G begins to sell off its controlling positions in the next few years. Consequently, the Compensation Committee should be providing a convincing rationale for its decisions. Instead, the Committee has adopted practices - such as granting a fiscal year's Bonus Matching options in the following calendar year - which make it difficult or impossible to assess the true level of executive pay. Moreover, the Compensation Committee provides no disclosure of any payments or equity exposure new BKW CEO Daniel Schwartz obtains from his role as a partner in 3G, a position which he still apparently holds.

BONUS MATCHING PROGRAM DOUBLED WITHOUT EXPLANATION

BKW allows its executives and to use either 25% or 50% of their cash bonus to purchase "Investment Shares" in the company. Executives who devote 50% of their bonus to purchasing Investment Shares receive stock options (these are in addition to the options the Committee grants annually on a discretionary basis), equal to twice the value of the Investment Share purchase. Thus, an executive who chooses to purchase Investment Shares with 50% of their bonus would end up receiving an amount equal to twice their annual bonus. In 2013 BKW made this offer even more attractive by introducing Additional Bonus Matching Options, such that an executive purchasing Investment Shares with 50% of their allotted bonus receive" additional options "in the same number as the Bonus Matching Options."
In essence, executives fully taking advantage of this program stand to triple their bonus. The Compensation Committee provides no rationale explaining the decision to substantially increase the cost and rewards of the Bonus Matching Program in this way. Moreover, by granting these options - which again are an outgrowth of what is supposed to be 2013 performance-based pay - in January 2014, shareholders do not know even the grant date fair value of these options.

UNJUSTIFIED BONUS AND OTHER UNEXPLAINED EXCEPTIONS FOR DEPARTED
EXECUTIVES

Along with former CEO Bernardo Hees, two of BKW's senior executives left the company in late 2013 and early 2014: Steven Wiborg, the former President and Chairman of North America, and Flavia Faugeres, the former Executive Vice President


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com
and Global Chief Marketing Officer. In conjunction with these departures, the Compensation Committee used its discretion to enable these executives to receive substantially larger and more immediate payouts than they would otherwise be entitled to, particularly in the case of Mr. Wiborg.

First, the Compensation Committee granted Mr. Wiborg a cash bonus in 2013 despite the fact that the North American region did not achieve the 80% of targeted performance required for bonuses to be paid to under the Non-Equity Incentive Plan. Instead, the Compensation Committee lowered the threshold for 2013 for North America to 70%, without explaining or justifying this decision. We note that the metric employed by the Compensation Committee in measuring performance - "organic adjusted EBITDA growth" - is already one that the Committee sets on an annual basis and which is designed to neutralize performance with respect to asset sales. The Committee is quite clear in explaining that the adjustments made to this metric take into account the sales of North American restaurants in 2012 and 2013, making the decision to lower the performance threshold for the executives responsible for North America hard to explain.

Second, while the Individual Achievement component of the Non-Equity Incentive plan requires that an executive achieve at least 50% of the goals set out by the Compensation Committee at the beginning of the year in order for that executive to receive a bonus, in 2013 the Committee awarded Mr. Wiborg a $407,030 bonus despite his achieving only 42% of his assigned goals. This substantial bonus is explained only be reference to Mr. Wiborg's "years of service as President and Chairman of North America." We note that Mr. Wiborg joined BKW in 2010, and over this three years of service received approximately $5.5 million in salary and bonus payments, as well as nearly $15 million in realized option grants. We find it hard to understand why the Compensation Committee felt it necessary to again depart from the stated terms of its program to reward Mr. Wiborg at the time of his departure from the company.

Third, even though Mr. Wiborg had been a BKW executive for only three years, and was contractually entitled to a $1.3 million severance package upon his departure, the Compensation Committee not only granted him the discretionary bonus described above, but also accelerated the vesting of all of the stock options Mr. Wiborg had been awarded from 2010-2012, enabling him to realize $14.7 million on the sale of these options. We note that the earliest vesting date for these options would have come in 2015, and that the value realized by Mr. Wiborg on these sales totals 33x his 2013 salary. This decision by the Compensation Committee fatally undermines any argument that these options were granted in order to provide a long-term incentive for performance and retention, given that Mr.Wiborg has left the company, was allowed to exercise these options long before their vesting date, and that Mr. Woborg's performance, in the Compensation Committee's own assessment, failed to achieve even half of the goals the Committee identified at the beginning of 2013.

Finally, for Ms. Faugeres, the Committee had agreed that the options she was granted in 2012 and 2013 could continue to vest on their established schedule following her departure from the company, in exception to the rule that departing executives forfeit unvested options. This rule was presumably established to incentivize tenure and discourage turnover among executives; the Compensation Committee again provides no rationale or explanation for this decision.

LARGE EQUITY GRANTS UNCONNECTED TO PERFORMANCE

In each of the past two years the Compensation Committee has made discretionary equity grants to executives without describing any performance-based or strategically-linked criteria for determining the size or appropriateness of these grants. For instance, in 2013 and 2014 CEO Daniel Schwartz was awarded a total of 900,000 stock options, while the other named executives received over 1 million options total. We note that many of these executives already hold large numbers of options: Mr. Schwartz, for instance, held over 1.5 million options before the 2013 grants were made, and most of these options have strike prices under $4 per share. It is unclear to us what additional otivation the Compensation Committee believes the 900,000 options granted since January 2013 will provide. Moreover, BKW does not disclose in its proxy statement any exposure to BKW Mr. Schwartz obtains through his position as a partner in 3G.

We urge you to join us by WITHHOLDING from Chairman Alexandre Behring and Director Carlos Alberto Sicupira (Item 1), and in voting AGAINST approval of the advisory vote on executive compensation (Item 2). If you would like to discuss our concerns directly with us, please contact my colleague Richard Clayton at (202) 721-6038 or Richard.clayton@ changetowin.org.

Sincerely,

/S/

Dieter Waizenegger
Executive Director, CtW Investment Group

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.